AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA 19087
www.amerisourcebergen.com
610-727-7000

January 14, 2011

VIA EDGAR — CORRESP

United States Securities and Exchange Commission
Washington, D.C. 20549

Attention:	Tia Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel and Health Care Services Division of Corporate Finance

Re:	AmerisourceBergen Corporation Form 10-K for the Fiscal Year Ended September 30, 2010 Filed November 23, 2010 File No. 001-16671

Dear Ms. Jenkins:

This letter responds to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 7, 2011 (the “Comment Letter”) regarding AmerisourceBergen Corporation’s (the “Registrant”) Form 10-K for the fiscal year ended September 30, 2010.

We have reproduced below the Staff’s comment numbered 1 as set forth in the Comment Letter and have set forth the Registrant’s response below the text of the comment.

Comment:

Notes to Consolidated Financial Statements, page 43

Note 14, Business Segment Information, page 66

1.
We note that you aggregate your three operating segments into one reportable segment pursuant to FASB ASC 280 due to their similar economic characteristics. We further note on page 67 that beginning in fiscal 2011, certain specialty service businesses within AmerisourceBergen Specialty Group (“ABSG”) will be combined to form the operations of AmerisourceBergen Consulting Services (“ABCS”). Please tell us if ABCS will become a new operating and reportable segment in fiscal 2011 and, if not, explain to us your basis under FASB ASC 280 for not presenting ABCS as a reportable segment.

Response:

We have determined that, effective as of October 1, 2010, ABCS will constitute a new operating segment that we intend to aggregate with the Registrant’s other operating segments under one reportable segment, Pharmaceutical Distribution. ABCS revenue in fiscal 2010 was less than $250 million or approximately one-third of 1% of the Registrant’s total revenue. ABCS will be disclosed as a new operating segment in the Registrant’s Quarterly Report for the fiscal quarter ended December 31, 2010, which will be filed with the Commission on or about February 8, 2011.

Similar to the leaders of our other operating segments, effective October 1, 2010, the operating segment manager of ABCS reports directly to the chief operating decision maker of the Registrant’s Pharmaceutical Distribution reportable segment. This new business structure enhances the identification of opportunities to provide consulting and other services to support the Registrant’s other operating segments. The services provided by ABCS are being provided to the same suppliers or pharmaceutical manufacturer customers as the Registrant’s other operating segments. At times, the services and solutions being provided by ABCS are also integrated with the services and solutions being offered by our other operating segments. Additionally, the new business structure will facilitate the further use of shared services within our Pharmaceutical Distribution reportable segment.

In connection with the Commission’s request in the Comment Letter that the Registrant provide a statement containing certain acknowledgements, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (610) 727-7130 if you should have any questions regarding our response or if you should have any additional comments after reviewing our response.

Very truly yours,

Michael D. DiCandilo
Executive Vice President and
Chief Financial Officer

cc:	R. David Yost, Chief Executive Officer, AmerisourceBergen Corporation
John T. Archfield, Jr., Division of Corporate Finance

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